Exhibit 99.1

PRESS RELEASE

ASPEN REPORTS RESULTS FOR THE
SIX MONTHS ENDED JUNE 30, 2019

Hamilton, Bermuda, August 15, 2019 - Aspen Insurance Holdings Limited (“Aspen”) (NYSE: AHL) reported today operating income of $101.8 million, and a net loss of $(37.3) million, for the six months ended June 30, 2019.

Mark Cloutier, Chief Executive Officer, commented: “We continue to see improvement in our underwriting performance as a result of our focus on underwriting discipline and active management of the underwriting portfolio, which have been underpinned by improving market conditions. We have seen good results across both our insurance and reinsurance businesses and we are particularly encouraged by the strong improvement in the ex-cat accident year loss ratio from our continuing insurance lines at 55.4% compared to 64.5% from our total insurance book during the six months ended June 30, 2018.

“While we are seeing rate and terms improving in some classes, particularly where there has been substantial withdrawal of capacity, we will continue to approach a number of the specialty classes cautiously as evidenced in the 5.9% reduction in gross written premium year on year.

“In my short period of time with Aspen I have come to appreciate the depth of talent and experience in the group and firmly believe we can show the right combination of entrepreneurialism and discipline the current market conditions and trends demand of us in order to build a successful business into the future.”

Operating highlights for the six months ended June 30, 2019

•	Gross written premiums decreased by 5.9% to $1,854.4 million in the first half of 2019 compared with $1,970.6 million in the first half of 2018.

•
Net written premiums increased by 7.6% to $1,206.9 million in the first half of 2019 compared with $1,121.5 million in the first half of 2018. The retention ratio in the first half of 2019 was 65.1% compared with 56.9% in the first half of 2018.

•
Loss ratio of 60.7% for the first half of 2019 compared with 58.9% for the first half of 2018. The loss ratio for the first half of 2019 included $29.7 million, or 2.9 percentage points, of pre-tax catastrophe losses, net of reinsurance recoveries, compared with $42.4 million or 4.0 percentage points in the first half of 2018.

•
Net favorable development on prior year loss reserves of $9.1 million benefited the loss ratio by 0.9 percentage points in the first half of 2019, compared with net favorable development of $80.2 million which benefited the loss ratio by 7.6 percentage points in the first half of 2018.

•	Accident year loss ratio excluding catastrophes of 58.7% for the first half of 2019 compared with 62.5% for the first half of 2018.

•
Total expense ratio of 43.7% and total expense ratio (excluding non-operating expenses) of 37.7% for the first half of 2019 compared with 38.8% and 36.7%, respectively, for the first half of 2018. Non-operating expenses in the first half of 2019 were $61.9 million compared with $21.2 million in the first half of 2018.

Non-operating expenses in the first half of 2019 included $43.9 million of expenses related to or triggered by the transaction with affiliates of certain investment funds ("the Apollo Funds") affiliated with Apollo Global Management, LLC, $6.0 million of expenses related to the operational effectiveness and efficiency program and $12.0 million of expenses in relation to severance, amortization and other non-recurring costs.

•
Net loss after tax of $(37.3) million for the six months ended June 30, 2019 compared with a net income of $16.1 million, for the six months ended June 30, 2018. The net loss includes $99.2 million of investment income, compared with $97.7 million for the first half of 2018, which was offset by the above-mentioned underwriting and expense movements, as well as $(58.2) million of net realized and unrealized investment losses largely attributable to net realized and unrealized gains and losses from interest rate swaps entered into in 2019, compared with net realized and unrealized investment losses of $(58.4) million in the first half of 2018.

The net loss in the first half of 2019 also included $(27.0) million of net realized and unrealized foreign exchange losses compared with $(22.1) million of net realized and unrealized foreign exchange losses in the first half of 2018.

•	Operating income after tax of $101.8 million for the six months ended June 30, 2019 compared with an operating income of $119.3 million for the six months ended June 30, 2018.

•
Annualized net income return on average equity of (4.6)% and annualized operating return on average equity of 8.0% for the first half of 2019 compared with 0.1% and 8.8%, respectively, for the first half of 2018.

Segment highlights for the six months ended June 30, 2019

•	Insurance

◦
Gross written premiums of $972.6 million, a decrease of 4.7% in the first half of 2019 compared with $1,021.1 million in the first half of 2018 primarily due to reductions in property and casualty insurance lines and marine, aviation and energy insurance lines, partially offset by growth in financial and professional insurance lines.

◦
Net written premiums of $522.3 million, an increase of 21.6% compared with $429.6 million in the first half of 2018. Net written premiums in the first half of 2019 were higher than 2018 primarily due to the changes to the ceded reinsurance program, which have resulted in a reduction in the proportion of business ceded on our financial and professional insurance lines.

◦
Loss ratio of 62.5% compared with 59.5% in the first half of 2018. The loss ratio included pre-tax catastrophe losses of $9.7 million, or 2.0 percentage points, net of reinsurance recoveries, in the first half of 2019 as a result of weather-related events. In the first half of 2018 pre-tax catastrophe losses totaled $17.5 million or 3.6 percentage points, net of reinsurance recoveries and reinstatement premiums, as a result of U.S. weather related events.

◦
Prior year net unfavorable reserve development of $9.9 million increased the loss ratio by 2.0 percentage points in the first half of 2019. Prior year net favorable development of $41.3 million benefited the loss ratio by 8.6 percentage points in the first half of 2018.

◦
Accident year loss ratio excluding catastrophes was 58.5% in the first half of 2019 compared with 64.5% in the first half of 2018, reflecting actions taken to enhance underwriting performance throughout the insurance segment.

◦	The accident year loss ratio excluding catastrophes from continuing lines in insurance was 55.4%.

•	Reinsurance

◦
Gross written premiums of $881.8 million, a decrease of 7.1% in the first half of 2019 compared with $949.5 million in the first half of 2018 primarily due to reductions in property catastrophe reinsurance, specialty reinsurance and casualty reinsurance.

◦	Net written premiums of $684.6 million, a decrease of 1.1% compared with $691.9 million in the first half of 2018.

◦
Loss ratio of 59.2% compared with 58.4% in the first half of 2018. The loss ratio included pre-tax catastrophe losses of $20.0 million or 3.6 percentage points, net of reinsurance recoveries in the first half of 2019 as a result of weather-related events. In the first half of 2018 pre-tax catastrophe losses totaled $24.9 million or 4.4 percentage points, net of reinsurance recoveries, including $3.9 million from Storm Friederike, and $21.0 million from U.S. weather-related events.

◦
Prior year net favorable reserve development of $19.0 million benefited the loss ratio by 3.4 percentage points in the first half of 2019. Prior year net favorable development of $38.9 million benefited the loss ratio by 6.8 percentage points in the first half of 2018.

◦
Accident year loss ratio excluding catastrophes was 59.0% in the first half of 2019 compared with 60.8% in the first half of 2018, reflecting improvement in the Casualty Reinsurance and Other Property Reinsurance lines of business.

◦	Excluding the impact from our U.S. Agricultural business, the accident year loss ratio excluding catastrophes was 53.6%.

Investment performance

•	Investment income of $99.2 million for the six months ended June 30, 2019 compared with $97.7 million for the six months ended June 30, 2018.

•
Net realized and unrealized investment losses reported in the statement of income of $(58.2) million for the six months ended June 30, 2019 consisted of a loss of $(120.5) million associated with the interest rate-swaps offsetting investment gains of $62.3 million primarily from the fixed income portfolio. In addition $146.8 million of unrealized investment gains were recognised through other comprehensive income in the six months ended June 30, 2019.

•
The total return on Aspen’s aggregate investment portfolio was 2.5% for the six months ended June 30, 2019 and reflects net investment income, net realized and unrealized gains and losses mainly in the fixed income portfolio and losses associated with interest rate-swaps.

•
Aspen’s investment portfolio as at June 30, 2019 consisted primarily of high quality fixed income securities with an average credit quality of “AA-”. The average duration of the fixed income portfolio was 1.37 years including the impact of interest rate swaps as at June 30, 2019.

•	Book yield on the fixed income portfolio as at June 30, 2019 was 2.79% compared with 2.69% as at December 31, 2018.

Capital and Debt

•	Total shareholders’ equity was $2,729.1 million as at June 30, 2019, an increase of $73.1 million compared with $2,656.0 million as at December 31, 2018.

•
On August 13, 2019, Aspen issued 10,000,000 Depositary Shares, each of which represents 1/1000th interest in a share of Aspen's newly designated 5.625% Perpetual Non-Cumulative Preference Shares (the “Preference Shares”). The Preference Shares have a liquidation preference of $25,000 per Preference Share, equivalent to $25 per Depositary Share (or $250 million in aggregate liquidation preference). Aspen intends to use the net proceeds from the offering to redeem all of Aspen's outstanding 6.00% Senior notes due 2020 and for general corporate purposes.

Earnings materials
The earnings press release and a detailed financial supplement will be published on Aspen’s website at www.aspen.co.

For further information please contact

Grahame Dawe, Chief Accounting Officer, Aspen
Grahame.Dawe@aspen.co
+44 20 7184 8760

Aspen Insurance Holdings Limited
Summary consolidated balance sheet (unaudited)
$ in millions, except per share data

	As at June 30, 2019	As at December 31, 2018

ASSETS
Total investments	$6,584.0	$6,739.4
Cash and cash equivalents	1,195.4	1,083.7
Reinsurance recoverables	2,885.8	2,636.4
Premiums receivable	1,516.2	1,459.3
Other assets	783.8	614.1
Total assets	$12,965.2	$12,532.9

LIABILITIES
Losses and loss adjustment expenses	$6,782.7	$7,074.2
Unearned premiums	1,947.3	1,709.1
Other payables	1,081.3	668.9
Long-term debt	424.8	424.7
Total liabilities	$10,236.1	$9,876.9

SHAREHOLDERS’ EQUITY
Total shareholders’ equity	2,729.1	2,656.0
Total liabilities and shareholders’ equity	$12,965.2	$12,532.9

Aspen Insurance Holdings Limited
Summary consolidated statement of income (unaudited)
$ in millions, except ratios

	Six Months Ended
	June 30, 2019	June 30, 2018
UNDERWRITING REVENUES
Gross written premiums	$1,854.4	$1,970.6
Premiums ceded	(647.5)	(849.1)
Net written premiums	1,206.9	1,121.5
Change in unearned premiums	(166.7)	(68.5)
Net earned premiums	1,040.2	1,053.0
UNDERWRITING EXPENSES
Losses and loss adjustment expenses	631.9	620.6
Amortization of deferred policy acquisition costs	190.0	176.7
General, administrative and corporate expenses	202.1	210.0
Total underwriting expenses	1,024.0	1,007.3

Underwriting income including corporate expenses	16.2	45.7

Net investment income	99.2	97.7
Interest expense	(11.0)	(15.0)
Other (expense) income	(1.4)	0.1
Total other revenue	86.8	82.8

Non-operating expenses (1)	(61.9)	(21.2)
Net realized and unrealized exchange (losses) (2)	(27.0)	(22.1)
Net realized and unrealized investment (losses) (3)	(58.2)	(58.4)
Realized (loss) on debt extinguishment	—	(8.6)
(LOSS) INCOME BEFORE TAX	(44.1)	18.2
Income tax benefit (expense)	6.8	(2.1)
NET (LOSS) INCOME AFTER TAX	(37.3)	16.1
Dividends paid on ordinary shares	—	(28.6)
Dividends paid on preference shares	(15.2)	(15.2)
Proportion due to non-controlling interest	1.2	(0.3)
Retained (loss)	$(51.3)	$(28.0)

Loss ratio	60.7%	58.9%
Policy acquisition expense ratio	18.3%	16.8%
General, administrative and corporate expense ratio	25.4%	22.0%
General, administrative and corporate expense ratio (excluding non-operating expenses)	19.4%	19.9%
Expense ratio	43.7%	38.8%
Expense ratio (excluding non-operating expenses)	37.7%	36.7%
Combined ratio	104.4%	97.7%
Combined ratio (excluding non-operating expenses)	98.4%	95.6%

(1) Non-operating expenses includes $43.9 million of costs related to the transaction with the Apollo Funds, $6.0 million of expenses related to the Operational Effectiveness and Efficiency Program and $12.0 million of expenses in relation to severance, amortization and other non-recurring costs.
(2) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts.
(3) Includes the net realized and unrealized gains/(losses) from interest rate swaps.

Aspen Insurance Holdings Limited
Summary consolidated segment information (unaudited)
$ in millions, except ratios

	Six Months Ended June 30, 2019
	Reinsurance	Insurance	Total

Gross written premiums	$881.8	$972.6	$1,854.4
Net written premiums	684.6	522.3	1,206.9
Gross earned premiums	670.9	956.9	1,627.8
Net earned premiums	552.8	487.4	1,040.2
Losses and loss adjustment expenses	327.5	304.4	631.9
Amortization of deferred policy acquisition expenses	126.4	63.6	190.0
General and administrative expenses	59.9	116.3	176.2
Underwriting income	$39.0	$3.1	$42.1

Net investment income			99.2
Net realized and unrealized investment (losses) (1)			(58.2)
Corporate expenses			(25.9)
Non-operating expenses (2)			(61.9)
Other expense			(1.4)
Interest expense			(11.0)
Net realized and unrealized foreign exchange (losses) (3)			(27.0)
(Loss) before tax			$(44.1)
Income tax benefit			6.8
Net (loss)			$(37.3)
Ratios
Loss ratio	59.2%	62.5%	60.7%
Policy acquisition expense ratio	22.9%	13.0%	18.3%
General and administrative expense ratio (4)	10.8%	23.9%	25.4%
General and administrative expense ratio (excluding non-operating expenses) (5)	10.8%	23.9%	19.4%
Expense ratio	33.7%	36.9%	43.7%
Expense ratio (excluding non-operating expenses)	33.7%	36.9%	37.7%
Combined ratio	92.9%	99.4%	104.4%
Combined ratio (excluding non-operating expenses)	92.9%	99.4%	98.4%
Accident Year Ex-cat Loss Ratio
Loss ratio	59.2%	62.5%	60.7%
Prior year loss development	3.4%	(2.0)%	0.9%
Catastrophe losses	(3.6)%	(2.0)%	(2.9)%
Accident year ex-cat loss ratio	59.0%	58.5%	58.7%

(1) Includes the net realized and unrealized gains/(losses) from interest rate swaps.
(2) Non-operating expenses includes $43.9 million of costs related to the transaction with the Apollo Funds, $6.0 million of expenses related to the Operational Effectiveness and Efficiency Program and $12.0 million of expenses in relation to severance, amortization and other non-recurring costs.
(3) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts.
(4) The total group general and administrative expense ratio includes the impact from corporate expenses and non-operating expenses.
(5) The total group general and administrative expense ratio includes the impact from corporate expenses.

Aspen Insurance Holdings Limited
Non-GAAP supplementary summary consolidated segment information (unaudited)
$ in millions, except ratios

The following table presents supplementary financial performance information regarding our two reporting segments, Reinsurance and Insurance, and is included to show further details of the segmental information found on the previous page.

	Six Months Ended June 30, 2019
	Reinsurance			Insurance
	Reinsurance	U.S. Agricultural	Reinsurance Total	Insurance	Legacy (1)	Insurance Total

Gross written premiums	$748.7	$133.1	$881.8	$936.9	$35.7	$972.6
Net written premiums	562.8	121.8	684.6	507.7	14.6	522.3
Gross earned premiums	589.3	81.6	670.9	881.8	75.1	956.9
Net earned premiums	475.2	77.6	552.8	447.1	40.3	487.4
Losses and loss adjustment expenses	254.0	73.5	327.5	270.0	34.4	304.4
Amortization of deferred policy acquisition expenses	118.0	8.4	126.4	58.6	5.0	63.6
General and administrative expenses	59.9	—	59.9	105.9	10.4	116.3
Underwriting income (loss)	$43.3	$(4.3)	$39.0	$12.6	$(9.5)	$3.1

Ratios
Loss ratio	53.5%	94.7%	59.2%	60.4%	85.4%	62.5%
Policy acquisition expense ratio	24.8%	10.8%	22.9%	13.1%	12.4%	13.0%
General and administrative expense ratio	12.6%	0.0%	10.8%	23.7%	25.8%	23.9%
Expense ratio	37.4%	10.8%	33.7%	36.8%	38.2%	36.9%
Combined ratio	90.9%	105.5%	92.9%	97.2%	123.6%	99.4%
Accident Year Ex-cat Loss Ratio
Loss ratio	53.5%	94.7%	59.2%	60.4%	85.4%	62.5%
Prior year loss development	4.3%	(1.5)%	3.4%	(2.8)%	6.9%	(2.0)%
Catastrophe losses	(4.2)%	—%	(3.6)%	(2.2)%	—%	(2.0)%
Accident year ex-cat loss ratio	53.6%	93.2%	59.0%	55.4%	92.3%	58.5%
________________

(1) Legacy includes business we have recently ceased to underwrite, such as aviation insurance, Lloyd's marine hull insurance and U.K. regional insurance, and other historical legacy lines, which are in run-off, such as international cargo insurance, international professional liability insurance, international property insurance previously written via a joint underwriting initiative, and employers and public liability lines previously written via a specific delegated underwriting authority.

About Aspen Insurance Holdings Limited
Aspen provides reinsurance and insurance coverage to clients in various domestic and global markets through wholly-owned subsidiaries and offices in Australia, Bermuda, Canada, Ireland, Singapore, Switzerland, the United Arab Emirates, the United Kingdom and the United States. For the year ended December 31, 2018, Aspen reported gross written premiums. Aspen's operating subsidiaries have been assigned a rating of “A” by Standard & Poor’s Financial Services LLC (“S&P”), an “A” (“Excellent”) by A.M. Best Company Inc. (“A.M. Best”) and an “A2” by Moody’s Investors Service, Inc. (“Moody’s”).

As of June 28, 2019, the last business day of our second fiscal quarter for the fiscal year ending December 31, 2019, we determined that Aspen is a “foreign private issuer” within the meaning of Rule 405 under the Securities Act and Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are no longer subject to the U.S. Securities and Exchange Commission (the “SEC”) registration and reporting requirements for a U.S. domestic public company but we are subject to the SEC registration and reporting requirements for a foreign private issuer, which are different in certain material respects. In particular, we are no longer required to file quarterly reports on Form 10-Q with the SEC and we currently intend to disclose interim results on a semi-annual basis.

For more information about Aspen, please visit www.aspen.co.

(1)    Cautionary Statement Regarding Forward-Looking Statements
This press release may contain written “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are made pursuant to the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts. In particular, statements using the words such as “expect,” “intend,” “plan,” “believe,” “aim,” “project,” “anticipate,” “seek,” “will,” “likely,” “assume,” “estimate,” “may,” “continue,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “predict,” “potential,” “on track” or their negatives or variations and similar terminology and words of similar import generally involve forward-looking statements.

All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and that are subject to a number of uncertainties, assumptions and other factors, many of which are outside Aspen’s control that could cause actual results to differ materially from such forward-looking statements. Aspen believes these factors include, but are not limited to: operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, reinsurers or suppliers) may be greater than expected following the transaction; the amount of the costs, fees, expenses and other charges related to the transaction may be greater than expected; Aspen's controlling shareholder owns all of its ordinary shares and has the power to determine the affairs of Aspen; the actual development of losses and expenses impacting estimates for Typhoon Jebi, Hurricane Florence and the California wildfires that occurred in the third quarter of 2018 and subsequently Hurricane Michael in the fourth quarter of 2018, the California wildfires that occurred in the fourth quarter of 2017 and Hurricanes Harvey, Irma and Maria and the earthquakes in Mexico that occurred in the third quarter of 2017; the impact of complex and unique causation and coverage issues associated with the attribution of losses to wind or flood damage or other perils such as fire or business interruption relating to such events; potential uncertainties relating to reinsurance recoveries, reinstatement premiums and other factors inherent in loss estimation; our ability to successfully develop and execute our comprehensive program to enhance the operating effectiveness and efficiency across our organization and to enhance our market position; our ability to successfully implement steps to further optimize the business portfolio, ensure capital efficiency and enhance investment returns; the possibility of greater frequency or severity of claims and loss activity, including as a result of natural or man-made (including economic and political risks) catastrophic or material loss events, than our underwriting, reserving, reinsurance purchasing or investment practices have anticipated; the assumptions and uncertainties underlying reserve levels that may be impacted by future payments for settlements of claims and expenses or by other factors causing adverse or favorable development, including our assumptions on inflation costs associated with long-tail casualty business which could differ materially from actual experience; the United Kingdom’s decision to withdraw from the European Union; a decline in our operating subsidiaries’ ratings with S&P, A.M. Best or Moody’s; the reliability of, and changes in assumptions to, natural and man-made catastrophe pricing, accumulation and estimated loss models; decreased demand for our insurance or reinsurance products; cyclical changes in the insurance and reinsurance industry; the models we use to assess our exposure to losses from future catastrophes contain inherent uncertainties and our actual losses may differ significantly from expectations; our capital models may provide materially different indications than actual results; increased competition from existing (re)insurers and from alternative capital providers and insurance-linked funds and collateralized special purpose insurers on the basis of pricing, capacity, coverage terms, new capital, binding authorities to brokers or other factors and the related demand and supply dynamics as contracts come up for renewal; our ability to execute our business plan to enter new markets, introduce new products and teams and develop new distribution channels, including their integration into our existing operations; our acquisition strategy; changes in market conditions in the agriculture industry, which may vary depending upon demand for agricultural products, weather, commodity prices, natural disasters, and changes in legislation and policies related to agricultural products and producers; termination of, or changes in, the terms of the U.S. Federal Multiple Peril Crop Insurance Program or the U.S. Farm Bill, including modifications to the Standard Reinsurance Agreement put in place by the Risk Management Agency of the U.S. Department of Agriculture; the recent consolidation in the (re)insurance industry; loss of one or more of our senior underwriters or key personnel; our ability to exercise capital management initiatives, including the availability of capital to pursue our share repurchase program at various levels or to declare dividends, or to arrange banking facilities as a result of prevailing market conditions, the level of catastrophes or other losses or changes in our financial results; changes in general economic conditions, including inflation, deflation, foreign currency exchange rates, interest rates and other factors that could affect our financial results; changes in general economic conditions, including inflation, deflation, foreign currency exchange rates, interest rates and other factors that could affect our financial results; the risk of a material decline in the value or liquidity of all or parts of our investment portfolio; the risks associated with the management of capital on behalf of investors; a failure in our operational systems or infrastructure or those of third parties, including those caused by security breaches or cyber-attacks, or data protection failures; evolving issues with respect to interpretation of coverage after major loss events; our ability to adequately model and price the effects of climate cycles and climate change; any intervening legislative or governmental action and changing judicial interpretation and judgments on insurers’ liability to various risks; the risks related to litigation; the effectiveness of our risk management loss limitation methods, including our reinsurance purchasing; changes in the availability, cost or quality of reinsurance or retrocessional coverage; changes in the total industry losses or our share of total industry losses resulting from events, such as catastrophes, that have occurred in prior years or may occur and, with respect to such events, our reliance on loss reports received from cedants and loss adjustors, our reliance on industry loss estimates and those generated by modeling techniques, changes in rulings on flood damage or other exclusions as a result of prevailing lawsuits and case law; the impact of one or more large losses from events other than catastrophes or by an unexpected accumulation of attritional losses and deterioration in loss estimates; the impact of acts of terrorism, acts of war and related legislation; any changes in our reinsurers’ credit quality and the amount and timing of reinsurance recoverables; the continuing and uncertain impact of the current depressed lower growth economic environment in many of the countries in which we operate; our reliance on information and technology and third-party service providers for our operations and systems; the level of inflation in repair costs due to limited availability of labor and materials after catastrophes; the failure of our reinsurers, policyholders, brokers or other intermediaries to honor their payment obligations; our reliance on the assessment and pricing of individual risks by third parties; our dependence on a few brokers for a large portion of our revenues; changes in the U.S. federal income tax laws or regulations applicable to insurance companies and the manner in which such laws and regulations are interpreted; the impact of U.S. tax reform on Aspen’s business, investments, results and assets, including (i) changes to the valuation of deferred tax assets and liabilities, (ii) the impact on intra-group reinsurance transactions, (iii)  that the costs associated with U.S. tax reform may be greater than initially expected, and (iv) the risk that technical corrections, regulations and supplemental legislation and future interpretations or applications thereof or other changes may be issued in the future, including the rules affecting the valuation of deferred tax assets; changes in government regulations or tax laws in jurisdictions where we conduct business; changes in accounting principles or policies or in the application of such accounting principles or policies; increased counterparty risk due to the credit impairment of financial institutions; and Aspen or Aspen Bermuda Limited becoming subject to income taxes in the United States or the United Kingdom. For a more detailed description of these uncertainties and other factors that could impact the forward-looking statements in this press release, please see the “Risk Factors” section in Aspen’s Annual Report on Form 10-K for the twelve months ended December 31, 2018, as amended by Amendment No. 1 on Form 10-K/A and Quarterly Report on Form 10-Q for the three months ended March 31, 2019, each as filed with the SEC.

The inclusion of forward-looking statements in this press release or any other communication should not be considered as a representation by Aspen that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made and Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

In addition, any estimates relating to loss events involve the exercise of considerable judgment and reflect a combination of ground-up evaluations, information available to date from brokers and cedants, market intelligence, initial tentative loss reports and other sources. The actuarial range of reserves and management’s best estimate represents a distribution from our internal capital model for reserving risk based on our current state of knowledge and explicit and implicit assumptions relating to the incurred pattern of claims, the expected ultimate settlement amount, inflation and dependencies between lines of business. Due to the complexity of factors contributing to losses and the preliminary nature of the information used to prepare estimates, there can be no assurance that Aspen’s ultimate losses will remain within the stated amounts.

Basis of Preparation
Aspen has prepared the financial information contained within this semi-annual financial results press release in accordance with the principles of U.S. Generally Accepted Accounting Principles (“GAAP”).

Non-GAAP Financial Measures
In presenting Aspen’s results, management has included and discussed certain “non-GAAP financial measures.” Management believes these non-GAAP financial measures, which may be defined differently by other companies, better explain Aspen’s results of operations in a manner that allows for a more complete understanding of the underlying trends in Aspen’s business. However, these measures should not be viewed as a substitute for those determined in accordance with GAAP.

Operating Income is a non-GAAP financial measure. Operating income is an internal performance measure used by Aspen in the management of its operations and represents after-tax operational results excluding, as applicable, after-tax net realized and unrealized gains or losses, after-tax net foreign exchange gains or losses, including net realized and unrealized gains and losses from foreign exchange contracts, net realized gains or losses on investments, amortization of intangible assets and certain non-recurring income and expenses, including expenses associated with Aspen's operational effectiveness and efficiency program.

Aspen excludes the items above from its calculation of operating income because they are either not expected to recur and therefore are not reflective of underlying performance or the amount of these gains or losses is heavily influenced by, and fluctuates in part, according to the availability of market opportunities. Aspen believes these amounts are largely independent of its business and underwriting process and including them would distort the analysis of trends in its operations. In addition to presenting net income determined in accordance with GAAP, Aspen believes that showing operating income enables investors, analysts, rating agencies and other users of its financial information to more easily analyze Aspen’s results of operations in a manner similar to how management analyzes Aspen’s underlying business performance. Operating income should not be viewed as a substitute for GAAP net income.

	Six Months Ended
(in US$ millions except where stated)	June 30, 2019	June 30, 2018

(Loss)/income before tax as reported	$(44.1)	$18.2

Add (deduct) non-operating expenses
Net foreign exchange losses	27.0	22.1
Net realized losses on investments	58.2	58.4
Net realized loss on debt extinguishment	—	8.6
Non-operating expenses	61.9	21.2
Operating income before tax	103.0	128.5
Tax expense/(benefit) on operating income	(1.2)	(9.2)
Operating income after tax	$101.8	$119.3

Accident Year Loss Ratio Excluding Catastrophes is a non-GAAP financial measure. Aspen believes that the presentation of loss ratios excluding catastrophes and prior year reserve movements supports meaningful comparison from period to period of the underlying performance of the business. Accident year loss ratios excluding catastrophes are calculated by dividing net losses excluding catastrophe losses and prior year reserve movements by net earned premiums excluding catastrophe-related reinstatement premiums. Aspen has defined catastrophe losses in the first half of 2019 as losses associated with various weather-related events. Catastrophe losses in the first half of 2018 were defined as losses associated predominantly with Winter Storm Friederike in Europe and U.K. and U.S. weather-related events.

Retention ratio is a non-GAAP financial measure and is calculated by dividing net written premiums by gross written premiums.

Combined Ratio Excluding Non-Operating Expenses is the sum of the loss ratio and the expense~~s~~ ratio excluding non-operating expenses. The loss ratio is calculated by dividing losses and loss adjustment expenses by net premiums earned. The expense ratio (excluding non-operating expenses) is calculated by dividing the sum of amortization and deferred policy acquisition costs and general, administrative, and corporate expenses excluding non-operating expenses, by net premiums earned.

Combined Ratio (excluding non-operating expenses)	Six Months Ended
(in US$ millions except where stated)	June 30, 2019	June 30, 2018

Numerator: Sum of:
Losses and loss adjustment expenses	631.9	620.6
Amortization and deferred policy acquisition costs	190.0	176.7
General, administrative and corporate expenses	202.1	210.0
Non-operating expenses	61.9	21.2
Numerator total	1,085.9	1,028.5

Denominator: Net earned premiums	1,040.2	1,053.0

Combined ratio	104.4%	97.7%

Adjustments to numerator:
Exclude non-operating expenses	(61.9)	(21.2)
Numerator total - excluding non-operating expenses	1,024.0	1,007.3

Combined ratio (excluding non-operating expenses)	98.4%	95.6%